RESOLUTIONS ADOPTED
AT THE JUNE 15, 2007 MEETING OF
THE BOARD OF DIRECTORS OF
KAYNE ANDERSON MLP INVESTMENT COMPANY (THE “COMPANY”)
EX99-2
Certified Resolutions
I, David J. Shladovsky, Secretary of Kayne Anderson MLP Investment Company (the “Company”), hereby certify that the following resolutions were adopted by the Board of Directors of the Company, including a majority of the Directors who were not “interested persons” of the Company, at a meeting of the Board held on June 15, 2007:
Increase Of Fidelity Bond Coverage of Company (under Rule 17g-1)
WHEREAS, the Board has determined that the Company should increase fidelity bond coverage in the amount sufficient to cover the minimum legal requirements pertinent to the Company as required by the 1940 Act.
RESOLVED, that the increase in the coverage provided under the Company’s fidelity bond from GNW-Evergreen Insurance Services, Inc. to $1,700,000 for the premiums presented at this meeting, in the form of a Financial Institution Bond underwritten by the Chubb Group, covering each Officer and employee of the Company, as defined therein, against larceny and embezzlement, be, and it hereby is, approved, with consideration having been given to the coverage of the Bond in view of the assets of the Company to which covered persons may have access, the type and terms of the custody arrangements, and the nature of the Company’s portfolio securities.
FURTHER RESOLVED, that the Secretary or any Assistant Secretary of the Company, or other appropriate officers of the Company are hereby authorized, empowered and directed to make such filings with the SEC and give such notices as may be required pursuant to Rule 17g-1 under the 1940 Act.

June 18, 2007	/s/ David J. Shladovsky
David J. Shladovsky, Secretary